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                            ORTEC INTERNATIONAL, INC

                              For Immediate Release

                Ortec Completes Financing in Excess of $8 Million

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               Select Group of Institutional Investors Participate

NEW YORK, N.Y. - (BUSINESSWIRE) - SEPTEMBER 21, 2000 - Ortec International, Inc. (NASDAQ: ORTC) announced it has entered definitive agreements for the sale of 1,247,566 shares of its common stock to a select group of institutional investors. Total gross proceeds to be received is $8,421,070.

Ortec intends to file a resale registration statement with the Securities and Exchange Commission relating to these privately placed shares. The closing of this financing will occur immediately prior to the effectiveness of the resale registration statement.

Stephens Inc. served as placement agent for the private placement and its affiliates participated in the financing.

This press release does not constitute an offer of any securities for sale.

Certain statements made in this news release that create potential anticipation or expectation are "forward looking" statements within the meaning and pursuant to the Safe Harbor provisions of the Securities Litigation Reform Act of 1995. An investment in Ortec involves risks and uncertainties. Ortec's actual results may differ significantly from the results implied in this news release or discussed in "forward looking" statements presented by management.

                      FOR MORE INFORMATION, PLEASE CONTACT:
                                Ron Lipstein, CFO
                            Ortec International, Inc.
                           212-740-6999, Extension 204
                           www.ortecinternational.com